FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   January 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: January 23, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
January 23, 2006

Orezone Expands Holdings in Niger to 4,200 km2
Drilling Commences on Kossa Permit

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that drilling has started on its 100 per cent owned Kossa permit in Niger, West Africa. The 2,000 km2 permit is located immediately adjacent to the Orezone/Gold Fields Essakane Project with the two properties being separated by the border between Burkina Faso and Niger. Kossa has the same geology as Essakane, extensive artisanal workings exist throughout the area, and large gold in soil anomalies on the eastern limit of the Essakane project extend across the border onto Kossa. Work done to date has confirmed the presence of large mineralized structures which are 8 to 10km in length and have many similarities with Essakane. One particular target, which parallels the eastern edge of the basin, has a length in excess of 15km. A 10,000m drill program is already underway as part of a US$900,000 exploration program at Kossa and initial results are expected in February.

Orezone has also optioned two gold properties in western Niger from Greencastle Resources (VGN:TSX-V). The 1,148 km2 Namaga property is located in the Tera greenstone belt and completely surrounds the Koma Bangou gold deposit, an area of extensive artisanal workings. During 1997-98, initial trenching was carried out by Ashanti Gold. The 1,045 km2 Koryia property is located in the Serba greenstone belt which hosts the producing Samira Hill Gold Mine. The concession contains a number of significant gold prospects and extensive gold in soil anomalies. In 1996 Imperial Metals/Sumitomo drilled 24 holes on the M’Banga prospect at Koyria.

Ron Little, President of Orezone stated, “Optioning these properties will enable us to move our equipment and crews between the projects and keep them fully occupied while we are waiting for results. In addition, they give us control over approximately 30 per cent of the favourable ground that has been staked in western Niger.” He added that “These are prospective areas that have not received a lot of exploration attention and can rapidly be advanced to the drill ready stage using the same techniques that have proven effective for us in Burkina Faso.”

Under the terms of the agreements, Orezone can earn a 50 per cent interest by spending $1 million on each property over three years and can increase its interest in either one to 75 per cent by completing a Bankable Feasibility Study. If Greencastle elects not to participate should a production decision be made, Orezone will be required to buy the remaining 25 per cent interest for $2.0 million. Orezone has also agreed to buy one million units in a Greencastle private placement for $0.30 per unit. Each unit consists of one common share and one half of one common share purchase warrant. A full warrant entitles the holder to buy one common share at a price of $0.45 per share for a period of 18 months.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where its partner Gold Fields Limited is earning up to a 60 per cent interest. Orezone also has a pipeline of promising projects, all located in politically stable areas of West

Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO
rlittle@orezone.com (613) 241-3699	gbowes@orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.